
EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.
First Senior Vice President


06017331

12g3-2(b) File No.82-4922

Ref No. CN. 451/2006

September 28, 2006


SEC MAIL PROCESSING
RECEIVED
SEP 29 2006
WASH. D.C.
190
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Sep 28, 06

Dlw 10/5





ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行

Adit Laixuthai, Ph.D.
First Senior Vice President


SEC MAIL PROCESSING
RECEIVED
SEP 29 2006
WASH, D.C.
190
SECTION

Ref. CN. 2079/2006

September 28, 2006

To : The President
The Stock Exchange of Thailand

Subject: Notification of Resolutions of KASIKORNBANK PUBLIC COMPANY LIMITED's Board of Directors' Meeting No.9/2549

The Board of Directors' Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED ("KBank") No.9/2549 held on September 28, 2006 has resolved the following significant matters related to the leasing business in KASIKORNBANKGROUP ("KGroup") as follows:

1. To approve the extension of the KASIKORN LEASING CO., LTD.'s scope of business to Operating Lease business, by primarily serving KGroup from year 2007 onwards. Thus, KBank and other KBank subsidiaries shall gradually pass on the Operating Lease transactions to KASIKORN LEASING CO., LTD. when the contracts are due.

2. To approve the divestment in other leasing companies which business nature are similar to KASIKORN LEASING CO., LTD., at the price and timing that the Management deems appropriate.

Please be informed accordingly.

Yours Sincerely,

Adit Laixuthai
Sep 28, 06

Corporate Communications and Administration Department
Tel : 02 470 2679